Filed by North Fork Bancorporation, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: GreenPoint Financial Corp. Subject Company’s Exchange Act File No.: 001-14320

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between North Fork Bancorporation, Inc. (“North Fork”) and GreenPoint Financial Corp. (“GreenPoint”), including future financial and operating results, North Fork’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of North Fork’s and GreenPoint’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of North Fork and GreenPoint stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork’s and GreenPoint’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Form 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither North Fork nor GreenPoint assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about North Fork and GreenPoint, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747; Attention: Aurelie Campbell, 631-844-1252; or GreenPoint Financial Corp., 90 Park Avenue, New York, New York 10016; Attention: Richard Humphrey, 212-834-1201.

The respective directors and executive officers of North Fork and GreenPoint and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding North Fork’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by North Fork on March 21, 2003, and information regarding GreenPoint’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by GreenPoint on March 28, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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The following is a transcript of an analyst conference held on February 17, 2004.

NORTH FORK BANCORPORATION, INC.

February 17, 2004
10:00 am CT

John Kanas:	This conference this morning or this discussion is about our new acquisition. I’m given to understand there’s about 250 people listening in and roughly 250 people that are in to the web cast. And I’d like to welcome all the people who are here in the room. Good morning.

I’m sure this isn’t necessary, but if you don’t know who these characters are in the front of the room, in my farthest right is Bharat Bhatt from GreenPoint Savings Bank, President, John Bohlsen, Vice Chairman of North Fork. You all now this man in the red tie, Tom Johnson, Chairman of GreenPoint, and Dan Healy, CFO of North Fork. Jeff Leads is also here with us and a number of other executives from both banks in case you ask any questions I don’t know the answer to.

So the format this morning will be for me to go through the presentation with you. I’m going to walk around while I do it, although I did hear some feedback from the speaker so I’m not going to walk around too far. And of course we’ll open the meeting to questions. We’re going to take questions from people in the room first and then open the mic and take questions from those who have dialed in.

Obviously, what’s in front of you is a map of the bank representing all of the branches of North Fork, all of the branches of Green Point, and all of the branches of Trust Company of New Jersey — an acquisition that we announced about a month ago. Are we not working?

You’ve seen this - most of you have seen this already and I won’t spend a lot of time on it. The transaction summary is — as represented this morning — there was a reciprocal termination fee of $250 million. Due diligence is completed and the anticipated closing – we’ve said the fourth quarter, we all really believe this will be a third quarter event probably later in the third quarter, possibly slip into early in the fourth quarter.

But a word on due diligence — you’re probably aware and many even know us very well — and we’ve talked about GreenPoint before. We’ve been very familiar with the management team, very familiar with the company for many, many years. We’ve talked to them, I think we’ve talked to them in ‘96, we’ve talked to them in ‘98, we’ve talked to them in ‘99, and we’ve talked to them all along casually. So that the process of doing due diligence was made very easy for that reason.

Secondly, of course the company’s records are represented impeccably. The management team has done an excellent job of making it easy to understand both the bank and the mortgage companies. So the due diligence process, although it was very extensive on our part, was fairly simple.

We could advance. I may have to tell you, I guess, because I don’t think – there’s a multiple of tangible book is 4.2 as a multiple of ‘04 earnings that is based on odds estimates, it’s a little over 12 with the cost saves at 9.4. And the premium to deposits — which you will all choose to calculate your own way — is 27%. We’ve ascribed the value of the mortgage company of about $1.2 billion. There’s have been – this is, there’s no implication here other than the fact that in our research and discussions with those people who are in that business, we think that’s roughly the value to take that out of the print transaction price. It translates to a deposit premium of 27%

Obviously, financially compelling transactions. This is the largest gap accretion and cash accretion we’ve ever seen. It’s 12% or 39 cents or so. The accretion to tangible book of a dollar is a little bit over 13%. The strategy, I think, is - should be obvious – it’s a huge jump forward in market share and customer base expansion. The segmented branding, which as you probably know by now, we intend to continue to run GreenPoint as GreenPoint and North Fork as North Fork, makes this even more desirable.

This is the blending of two simple models. North Fork — and we’ve been on the road for many years — telling the story of North Fork Bank. It is a bank that is geared to entrepreneurs. It made – has made its reputation and grown itself over the years by developing products and services around that customer segment.

And GreenPoint has done equally well, in fact, they’re growing at an even faster rate by carving out a niche with consumers that, quite frankly, I don’t think GreenPoint ever got a lot of credit for. There was always a lot of discussion at GreenPoint about the little boy’s bank is too big for the size of the company, and there were other issues that, I think, kept the world from looking at this.

Consumer deposits are up 60% since 1991. I mean since 2001. And the fees off of consumer accounts are up over 50% during that period. The consumer bank — the retail consumer bank in GreenPoint — is growing at sort of commerce like levels and right under our nose nobody was paying much attention to that.

And – several of you have heard me say that as North Fork grows and expands its footprint, that we understand and some of you have been critical to North Fork because we don’t have a deep management structure. Well we do now. The people who run both GreenPoint, the bank, and GreenPoint, the mortgage company, have many years of experience. They’ve distinguished themselves – you may have picked on a lot of things in this company nobody has ever said that the mortgage company wasn’t run by highly qualified professionals who have done a great job and nobody could ever say that the bank didn’t show some impressive performance especially in the last few years under the current management team. So we have added to that team significantly in this transaction.

Obviously, North Fork brings a skilled set with commercial, a track record of strong organic growth, and a full range of right size commercial products into the New York market. GreenPoint brings their consumer skill set that has a strong retail bent. They have a skilled – they have a strong core deposit growth. In fact, their consumer deposit growth are far greater than North Fork’s are. And their sophisticated consumer products and service menu and obviously a leading mortgage company.

What have you got? You blend the two very simple banking strategies that are both highly successful stories that are driven by a proven management team with an eye towards profits, driven by efficiency, investment class products and services. The numbers are all over the place and you’ll make your own assumptions and you’ll make your own analysis of course, but North Fork has always been known, as you know, for its efficiency ratio. This transaction takes that down from about 34 to about 32.

So the management team is the management team. If the right side is North Fork, nothing changes. Left side is GreenPoint, nothing changes. GreenPoint is run by Bharat and the mortgage company is run by S.A. Ibrahim who has been running that mortgage company how many years – 5 years, and has had great success in not such easy times and quite frankly has been swimming upstream for a number of years but has distinguished both the company and himself.

Two strong brands. We first started out looking at this thing and said – and people have asked us earlier this morning why haven’t you just gone ahead and done what you always do. There are two reasons for that. One, we’ve never seen a consumer bank that was as profitable as this one at its core. We’ve never seen a business that was run this efficiently and this well. And we’ve never done a deal this size. This is a very big and very important savings bank.

Most of us, I think, agree that a lot of the savings bank in New York are going to be disappearing over the next few years, maybe over the next few hours the way things are going. And there’s a very important scarcity value, I think, to maintaining one of those savings banks. It’s a straightforward market segmentation exercise. What convinced us here when we did our first analysis of these two companies, and said okay let’s do what we always do and we’ve done for 15 – actually 15 years and 15 times, I guess, we came out with cost saves that was a number. And then when we started looking at the two banks and said but if we do that we’re not going to retain all the consumer deposits at GreenPoint because we’re going to have to adjust rates. We’re going to have to adjust rates at North Fork and raise them a little, so we’re going to hurt the margins at North Fork. We actually thought there was a potential to destroy both bank models by shoving them together.

When we then flipped the page and said okay let’s see what the cost saves will be by maintaining the separate brand identities, there was a difference of $15 million before taxes. So it’s a no-brainer. You continue to support a very successful retail consumer model and you continue to support a very successful commercial model and you drive it by the same management team.

If you’re interested in things like this – this is, we’re calling this the largest bank in the New York area and in the small print underneath that says it’s metro New York. It’s New York, Bronx, Kings, Nassau, Queens, Richmond, Rockland, Suffolk and Westchester Counties at $26 billion — a little bit smaller than Bank of New York’s deposits and a little bit more than HSBC’s. If you were to rank us in terms of branches, that is retail distribution points in this market, we’re actually third, we’ve moved up to being just ahead of Bank of New York. And significantly ahead of HSBC in the same market.

This is a look at what the market share movement has been. This company’s #1 in Suffolk County by a wide margin. It is #1 in Nassau by a wide margin. It is #2 in Queens — doubling and tripling — in both Nassau and Queens and it moves up from almost nowhere to #5 in Kings — Brooklyn. You’ve heard me say a lot over the last year, North Fork has a keen interest in Brooklyn. And I’ll talk more about how we’re going to execute some of that interest going forward but that was one of the drivers of this transaction.

This is – none of these assumptions, or the quantification of these assumptions, which are more than assumptions, they’re part of our business plan going forward, and they’re — by the way the result of lots of work that we’ve done in the field both recently and over the last few years. None of them are in the model. So this is icing on the cake. All right.

The model anticipates zero revenue enhancements that will come from things like this. And it only gives you the cost side. The only thing in the model that is on this slide is where we said we’ve identified 15 branch consolidation opportunities. We put $9 million worth of cost saves in there and we think that - we thought that was 9 branches originally. So it actually runs about $1 million a branch. If we close 15 it’s going to be $15 million or $16 million – it’s actually going to be $16 million or $17 million instead of $9 million.

So we’ve identified 20 GreenPoint locations that we believe would grow faster and be more profitable if they were North Fork branches. What does that mean? It means that over the years, communities changes, branches change, the competition changes, there are – and don’t hold me to 20. It could be 18, it could be 22, it could be 15. There are at least that many locations where if you just drop down from the sky and look at the GreenPoint branch and say boy this is in a perfect location to be a North Fork bank. It has got all kinds of business opportunities around it. It’s in Brooklyn where we’ve always wanted to be and we will take that GreenPoint branch and it will become a North Fork bank. We’ll convert it. It will then grow faster and be more profitable. And the margins thrown up by that branch will rise.

There are at least, I think, we said 10 or 15 and now I’m beginning to believe it’s more than that, North Fork bank locations that really ought to be savings banks locations. You know, we bought 13 savings banks over the years. We’ve got a few dud branches and they’re dud branches because they’re in consumer towns. They’re in towns where there’s no business. They’re surrounded by households. Perfect customers for the GreenPoint model, not so perfect for the North Fork model. Haven’t grown much. Have dragged down the growth rate of North Fork’s deposits even though on the commercial side and the New York City side we’re growing dramatically. Those who become GreenPoint savings bank branches, we think that’ll double, triple, and quadruple the growth rates in those branches right out of the box.

And then there are 15 consolidation opportunities. What does that mean? We’ve actually gone to every branch. We looked at theirs and looked at ours. And we’ve said if GreenPoint’s got a strong consumer branch, it’s the perfect GreenPoint location, and North Fork has a branch nearby that’s not doing well as a commercial bank where there’s really mostly consumers, we can consolidate. There are 15 locations like that.

Conversely, there are some locations in the 15 where North Fork has a very strong commercial location, GreenPoint’s very nearby with the savings bank branch doing okay but it would be better suited as commercial. That will become a North Fork location.

And there’s 10 GreenPoint locations – this is sort of interesting. Many years ago we went to Jamaica Savings Bank before we bought them and said, you know what, we found a loop-hole, not a loop-hole I don’t like that term. We found an opportunity embedded within New York State banking law and it says that within a savings bank you can have a commercial branch if you do the following things: build three walls and have a door to the outside. There are at least 10 locations in GreenPoint where they have massively large buildings and big lobbies and they’re not overcrowded all the time, where we want to be with North Fork bank branches and we would go in to those towns over the next 3 or 4 years and actually have planting one of those towns and spend filling in the number. Two, three four million dollars building a branch and getting a number. We will put 10 North Fork bank branches inside those GreenPoint branches over time and thereby cut down the cost that might have been $2 million or $3 million to probably 150,000 bucks. We’re going to knock a hole in the wall and put a door in and build three walls inside the building. The cost saves there that — none of these are in the economics that we’ve shown you.

An overview – quickly and overview of North Fork and most of you know that it’s $26 billion, it’s $18 billion in deposits. It has on its own 250 branches in the prime metropolitan locations. It’s got a low risk profile and it’s got a 15-year record of being able to do just what we’re talking about doing today. GreenPoint on the other hand — largest retail bank in New York without question. The numbers are what they are — $13 billion in deposits, it’s got a very low risk profile. It’s carved out a niche obviously in a relatively uncompetitive segment of the residential mortgage market, the no dock low dock business. And it is a highly valuable franchise and absolutely impossible to duplicate. If you were to take the retail bank, GreenPoint, and analyze it, it is what Commerce Bank and others who are – and WAMU, and others who are entering this bank market today would love to become 10 years from now. Ninety locations, $13 billion in deposits, making a lot of money. GreenPoint’s already there.

GreenPoint mortgage, most of you know what that is, it’s a national company. It’s one of the largest in the country. It did $39 billion in origination last year and $12 billion of it were the Alt A product. It is obviously a counter reciprocal business and it will be less than 20% of the income of the combined company. The management team there speaks for itself.

Let me stop right here and tell you that we have reduced the estimated volume of the mortgage company by 30% this year and next year and that is in the model. So we’ve assumed 30% declines in their volume. We understand that as interest rates rise that will contribute less. To be frank with you, having come off due diligence there, looking at the first quarter results, I’m not so sure that it’s going to decline that much but you’ll see that at the end of the first quarter. But their margins, or rather their volumes, are holding up quite frankly better than we thought they would. And more like what they said they would do.

The economic assumption that we think are slam dunks: 11% cost saves, no incremental share repurchases, no leverage on top of what’s there, no revenue enhancements — which is ridiculous in this model by the way — and the quarter deposits and tangibles and — we’ve done a lot of work on this — 1.5%

of GreenPoint’s core deposits is advertised some of the digits are over 11 years. This has all been looked at by the accounting folks and is a fact.

Restructuring charges are what they are. They’re $162 million after taxes. $40 million in merger expenses. Contract and severance of $105 facility of 8 or 8.4 and others of 9. Also completely modeled in the transaction.

We’ve given you this in two slides. There’s another slide following this one that gives you this slide – this information in a different way. We don’t have a pointer I guess but first column ‘05 in absolute dollars. The second column showing you those dollars represented as a percentage of GreenPoint Bank only. The dollars represented as GreenPoint Financial and then the percentages represented as a percentage of the new institution. Total of $98 million on the operating line, $31 million gift on the sub line. So – and I’ll talk more about expense saves later but that $31 million is a pretty good start.

We need to move up and I guess you’re not getting it right there. There we go. We want to show you this by function because we’ve done a lot of work on this. By function, the branch network is about 10% cost saves. The operations and support area that’s almost 30% - 28%. Bank data processing, the GreenPoint outsource is almost everything, and although their technology is great, there’s a lot of cost saves when you combine these two companies particularly at the administrative level and executive and corporate support comes down by $54 million or 72%. Those are the components of the cost saves shown to you functionally.

This is very close to reality and the result of lots of work. Let me stop here and say something and I know we’ll get questions about it later. You’d be making a mistake if you thought that we didn’t understand that this is a very large transaction and that we’re out there. And they’re in front of you all and a lot of people are going to be talking about this one. You’d also be making a mistake if you thought that we were anything but absolutely rock solid on the assumptions we’ve made here and that we’ve put in more work on this transaction than we’ve ever done before and never gone into a transaction with the confidence that we’re going into this transaction. This is a slam-dunk in our view and one that is the result of tremendous amount of good work on both the GreenPoint side and the North Fork side.

This is a little different. You got to stop for a minute and take a look at this slide. What this says is if we have zero cost savings except ESOP expenses, see the line of ESOP, $5.1 million, then when we put this company together and if we can get the full fourth quarter at it, that without any cost saves at all it is 11 cents decrease. So that is in the fourth quarter of this year.

Next slide. This is ‘05. The ESOP expense savings, and I guess these are all after taxes, showing you the full 39 cents for about 12.3%. I’ll let you look at that for a moment.

On the balance sheet side, nothing magical here. You could’ve done this exercise yourselves this morning. It’s a company with about $53 billion, $54 billion I guess in assets, deposits over $30 billion, total you can see that the shares outstanding come out to be about $323 million. You see that the book value as a result of this transaction doubles – it goes from $13.71 to almost $28 and the tangible book value, something that as you know we’ve been very sensitive to over the years, goes up to $8.44 from $7.44. So a full dollar’s worth of tangible accretion.

Over the years we stood before many of you and answered lots of questions and there have been two issues that always come up with North Fork if you want to find anything to argue about with the business strategy. One is depth of management and one is the very low component of non-interest income to total income in the company. I think I’ve already answered the depth of management issue by telling you that the senior managers of GreenPoint are going to stay on. Those people who’ve created this success. This frankly great management team that Tom put together over the years. And on a pro forma basis the revenue going from $1.1 to $2.4 billion with mortgage banking contribution of less than 20% of that. So our fee income goes from 15% to 32%. A level that we think is just sort of perfect for a company this size. And although that may come down further over time if and when I suppose interest rates will rise, mortgage volumes will decline, so mortgage banking income will go down. But at the same time consumer fees from the growth that will be driven by these two institutions and banking fees off the commercial side, will grow at the same time.

A look at what the loan book is going to look like, you see where North Fork started out with 20% residential is going to go to 47%. Obviously very large. It’s been higher after we’ve made some other thrift acquisitions over the years. 16% multi-family instead of 25%. 18% commercial mortgages instead of 24% and on and on. You can see that obviously GreenPoint brings to the picture almost exclusively residential mortgages although those are mortgages that have yields that are far better than most of the market and have a proven record of quality over this last economic cycle, and are excellent assets to add to the book.

On the deposit side, still 55% of the deposits in the new company are savings now and moneymaker, only 28% time deposits and demand deposits which were 26% at GreenPoint – I mean at North Fork only 3% obviously at GreenPoint come down to 17% that will change. That will continue to grow. You’ve all seen us do this before and over time the components here do change.

If you like rankings, in terms of market cap this is probably wrong by the way because it changes all the time, but we’re about somewhere stuck between KeyCorp and Regions in terms of market cap or ranked about 16th in the country. These are some important points and probably the things that we’re most excited about. The numbers are easy, the cost saves are easy to get, we think that our growth estimates are reasonable to conservative. But there are some things that GreenPoint will have opportunities to do, North Fork will have opportunities to do, that will create value and they will create value for the whole company.

First of all, the impact of North Fork-style compensation plans to GreenPoint employees. You know that one of the strengths that North Fork has had is in motivating and embracing their employees and getting them to work for strong incentive components in their total compensation. This works everywhere. It doesn’t work just in a commercial model. It works everywhere. We will install that with the help of Bharat and his management team into the GreenPoint employees. Improving the GreenPoint net interest margin by transforming the balance sheet over time to include higher running assets. This is a bigger company now. We will have an opportunity to look at bigger credits frankly higher rated credits especially in this New York market. And over time GreenPoint’s balance sheet itself, the asset components, will change. You will start to see some higher yielding assets going on to the balance sheet of GreenPoint over time as we find opportunities to expand it.

We also of course, the visibility of GreenPoint and the results of our combined marketing plans over the next couple of years which we’re pretty good at will raise the visibility to this bank. And there’s this increased local residential mortgage volume as a result of North Fork sending GreenPoint mortgage applicants a very important point. We’ve stood there for you for years and said North Fork banks the entrepreneur. Who’s the entrepreneur? He’s the self-employed guy. Who is the candidate for no dock low dock mortgage? He’s the self-employed guy. We have never been able to meet this demand at North Fork. We’ve let all that business leak away and frankly go to GreenPoint or go to WAMU or go to somebody else who did a no dock low dock loan. And that will now all be funneled into GreenPoint.

Conversely, the no dock low dock mortgage applicant, their mortgage customer, who is he? He’s the entrepreneur. He’s the guy who’s got his own business and he went for no dock loan because he’s got his own reasons for going for no dock loan. We will tap in to that customer base and they will become commercial customers at North Fork. And we will do that with mutual incentive plans back and forth between the employee bases of both banks.

On the North Fork side, increased small business lending as a result of referrals from the GreenPoint consumer base, the no dock low dock lot, exposes you to larger bars as a result of the combined balance sheet. Frankly we can take opportunities that may have been even safe for credits to do but they’re too large for North Fork that we’ll now be able to access and do. The ability to expand North Fork’s branch system at a very low cost. Those 15 or 20 locations where we can put branches inside branches, will save tens of millions of dollars of build out expense not to mention the amount of time that we’ll save by not having to give permits, and buy lands, and build buildings and go through that entire process and have them up and running pretty quickly.

And we have an opportunity to take deposits from over 5,000 small business customers already borrowing from GreenPoint. GreenPoint had buried within it a very interesting little business. They had $1 billion, $200 million worth of small business loans that have been sourced over the last couple of years and frankly they didn’t develop those customer relationships. They just did the loans that came through, brokered the referrals over the years. Actually all in the Northeast. Mostly coming out of – I think that was in Connecticut in the Northeastern part in Connecticut. We have those names and addresses and we will be going after those people to make sure that they become entrepreneur customers on the commercial side at North Fork bank. The stand point of the entire company I think this is easy. It’s bigger and its visibility is greater.

The value of a far more diversified revenue stream not that anybody ever complained about it before but North Fork has one component. One niche that it played and it played it very well. GreenPoint has a niche that it plays very, very well. And now we have both niches. The possibility of a growth rate being underestimated. We think we did very conservative on the growth rate side especially since we are not going to dislocate or bother or interfere with the GreenPoint customer other than to make his life better.

We’ll get a question I’m sure on integration but I cannot emphasize to you too much how much easier the integration is going to be of this. Quite frankly this is one-tenth as difficult because we’re leaving the bank separately and the integration process is much, much simpler. And the dramatic improvements in North Fork’s terminal value, I hate that term by the way especially at my age, as a result of its dominant market share.

We were on TV this morning and somebody asked us do you think you’re attractive to somebody on the outside? Look, we’ve been here for 30 years saying it’s our job to make this company more valuable every year. And we have just made this company in our view certainly given the banking environment today much more valuable than either of these institutions would have been on their own. And thank goodness that part’s over so I can get a sip of water here and we’ll take questions from the room first.

Woman:	Thank you. When you put the two companies together what happens to aggregate interest rate sensitivity and relatedly what balance sheet restructuring or balance sheet adjustments might you need to make as you put these companies together?

John Kanas:	Dan’s done a lot of work on that so I’ll let him answer that.

Dan Healy:	Presently, the way we stand we’re slightly liability sensitive whereas GreenPoint is slightly asset sensitive. On a combined basis it’s asset sensitive. What’s contributing to it is the mix of assets and liabilities the fact that they have loans held for sale, the shorter duration on the bond portfolio and a variety of other things. So in a rising rate environment we’ve seen improvement, not by much in net interest margin.

John Kanas:	But it does move slightly to the asset sensitivity side. Next question. Yes sir.

Man:	Your presentation assumes an October 1st closing. Can I ask why the transaction needs to take as long as that?

John Kanas:	It’s 6, 7 months. I said earlier I think we can get it done in the third quarter, but it could easily take until October 1st. We – frankly internally we think we’ll do it faster but we don’t want to make any ambitious assumptions.

Man:	Real quick closing. Trust Company of New Jersey?

John Kanas:	In mid-May. We would like to put a little time between those two things.

Man:	In the slide that you showed before, the pro forma alone makes about 47% residential mortgage loans. I’m wondering if over time you anticipate bringing that back down to the North Fork historic level, 20-25% or whether the complexion GreenPoint business necessitates running it at a higher level?

John Kanas:	A lot of the answer to that is going to depend on what happens in the economy, obviously. Clearly, if everything goes as it’s always gone, and we keep doing business as we’ve always done, that 47% will come down. It will become a smaller part of North Fork’s asset mix.

However, we’ve never been able to have mortgages as good as this, quite frankly. These are higher yielding mortgages with great track records. And the delinquency rate – what’s the charter rate? Four basis points. They’re very good loans. We could never get them because they had them all.

So these are better mortgages than we’ve ever been – we couldn’t go buy these and get these kind of yields or get this kind of quality of credit. So we’re not in such a huge rush as we might have been if they was somebody else’s mortgages.

I think that’s it for the room. And Dan, you want to go back there and help play traffic cop on the – do we have a few questions? We have two or three questions lined up, I suppose. While we’re waiting there’s another hand in the room. Go ahead.

Man:	John, can you just comment on the standalone earnings for GreenPoint in terms of ‘04 and ‘05? It looks like you’re using consensus expectations.

John Kanas:	Yup.

Man:	What sort of assumptions have you built in trying to be a little more conservative in the mortgage banking as well as sort of deposit flows in the retail bank?

John Kanas:	Well we’re...

Man:	Can you give us some color on that?

John Kanas:	Yeah. We’ve been a little more conservative on – as I said earlier, mostly on the mortgage bank side. We’ve taken down mortgage volumes 30% – down from 480 million down to 350 or something like that. So we’ve – that’s a slice that we’ve taken out.

On the bank, we don’t find any reason to believe that those estimates that they’ve put out on the street are fairly conservative. So we stuck with their odds.

I should – go ahead. I’ll take more questions. Please, somebody ask me a question on cost saves. Yes? Go ahead.

Man:	John, you mention that revenue enhancements you thought would be a slam-dunk. I wondered if you could share with us where you think the greatest opportunities will be.

John Kanas:	It’s a little difficult to quantify the number and it’s widely input in the model. But this idea of opening up probably 25 or 30 new North Fork branches as a result of this thing. And opening up 15 or 20 new GreenPoint branches. By the way, I haven’t even talked about New Jersey.

Alan, Alan Wildey, who’s here, has the same situation in New Jersey as North Fork Bank has in New York. And that is that there are a lot of branches of Trust Companies of New Jersey that are in towns where if they were thrift, they’d be growing two or three times faster.

Also a trust company has always been a very consumer-oriented bank over time and a very retail bank. So the increased customer revenues that will come off the new customers that will come in by switching them around – the funny part about GreenPoint is it starts with 90 branches, I think.

And we’re probably going to do – be shuffling the deck over the next 18 months. It probably ends up with 90 branches but they’ll be different branches than they ordered up.

Yes, ma’am.

Woman:	On the deposit mix and on improving the percentage coming from DDA, how much of that is increasing DDA actually in the GreenPoint branches? And how do you do that if you’re not really changing the GreenPoint model?

John Kanas	There’s no assumption for increasing any commercial deposits in GreenPoint branches. We’ve just taken the growth rate of their consumer deposits, the component of that that’s DDA, and extended it forward.

So we’ve not pushed the envelope on that at all. DDA would simply be a lower component over time to the extent that the banks continue to each grow at about the same level.

North Fork’s DDA however, is growing – the DDA component alone is growing at 35, 40% a year. So over time the DDA component will continue to grow – be bigger on the whole balance sheet. But it’s not going to grow as fast as it used to.

Yes, sir.

Man:	Do you have any updated thoughts on manufactured housing?

John Kanas:	Do I have any updated thoughts? You know that it’s a discontinued business. We’ve looked at it very, very carefully. We’ve interviewed the people who run it. We’ve talked to the senior management.

In fact, I’m glad you asked that question because we think that it is absolutely adequately reserved the way it is. But just in case, the models that you have seen – and I guess we have to tell you this, right, because we can’t hide $200 million.

For the models you have seen, we’ve taken a $200 million pretax reserve on the top of the reserve that they have and taken it out of this tangible book value accretion.

So the dollar that you see is net of about $136 million after taxes that we’ve added to the reserve that’s on their books to service out the continuation of the manufactured housing discontinued business. And no, it wasn’t a great business for GreenPoint. It was for a while then it wasn’t for a while.

It wasn’t a great business in the eyes of all investors for a long, long time. All of a sudden now it’s back in vogue. And you know that Warren Buffett’s back in the business and others are back in the business and others are back in the business. And there are lots of people around who like this business.

I certainly think that GreenPoint made the right decision in doing what they did. But we have no issues there.

Sir? For people who were done you thought of a lot more questions. Go ahead.

Man:	Do you anticipate any ratings action given that you’re acquiring as low a rated entity in the face of challenges of two significant acquisitions to be integrated?

John Kanas	We were on the phone with the rating agencies yesterday. We got generally optimistic comments back from them.

It’s entirely possible that since we’re so far away on the ratings between GreenPoint and North Fork that S&P could drop us a little. I’m not sure that will happen. I don’t think so. It wouldn’t surprise me if it did and we’ll very quickly get it back if they do.

More questions. Can I take my coat off?

Man:	Thank you, John. Congratulations to everybody. It’s a terrific transaction. I was just really curious, you mentioned the $1.2 billion valuation on the mortgage company.

How did you come up with that value? And what kind of earnings assumptions did you use?

John Kanas:	Over the last few days there have been no small number of incoming phone calls to us, and I’m sure to other people — look, this deal was rumored for a few days — of people calling in and saying, “Hey, if you do that deal we want to buy the mortgage company.”

So the valuation that we grabbed on that mortgage company and stuck in that slide remember, that was just for the purposes of showing core deposit premium. It represents a very conservative low end of the range of price that people have expressed they’d be willing to pay for the mortgage company.

The mortgage company’s not for sale, let me start, okay? But we like this small component of a much bigger banking picture but it’s also nice to know you’re loved.

Okay, can we go to the phone?

Operator:	Your first question comes from Gary Townsend of Friedman, Billings, Ramsey.

John Kanas:	Is that Gary Townsend?

Gary Townsend:	Yes. Can you hear me?

John Kanas:	We can hear you so well you can’t believe it, Gary.

Gary Townsend:	Terrific. Congratulations on your deal.

John Kanas:	Sorry we didn’t get to talk to you earlier. We tried to reach you by phone.

Gary Townsend:	Well I appreciate that. Could you discuss again, if only briefly, the integration of the platforms – the backrooms of the companies?

John Kanas:	Yeah.

Gary Townsend:	And both in terms of TCNJ as well as GreenPoint.

John Kanas:	On TCNJ, Gary, that is 90% complete already. Retail banking has been restructured onto a common platform and the conversion will take place in mid-May.

The lending side has been converted on the street and will be converted at the same time. So TCNJ branches at least to start, are just a simple integration like we’ve always done with every other bank integration we’ve done.

In the case of GreenPoint and North Fork, GreenPoint is running on a Miser system for core processing and North Fork is running on a Fiserv system. We have the option to keep the Miser system going and just let – and do no integration at all.

We also have the option – because there is capacity to do it, and quite frankly, we increased the capacity a few years ago when we were chasing a less valuable bank that you are all familiar with. And so we doubled or tripled our capacity at that time.

So we have the option now and we probably will do it, to completely convert the GreenPoint core platform to a common platform with North Fork Bank. Now the cost saves there are not immense and you saw them on the slide.

But they translate into a lot more user-friendly environment to customers going back and forth between GreenPoint and North Fork. For example, all GreenPoint and North Fork customers have to be able to use the same ATMs at no charge, right?

We’re going to work that out. And the technology people have already come up with some ideas. And the TCNJ customers, which become of course, North Fork customers.

So have I answered your question?

Gary Townsend:	When do you make that decision with regard to common platforms – GreenPoint and yours?

John Kanas:	We have a long time to make that decision. We – understanding, let’s say we close this thing in the third quarter. We would – we certainly will have made the decision by then. We think we’ll make the decision by early May. And if we decide to convert it will be done late this year.

Gary Townsend:	Once again, congratulations. Thanks a lot.

John Kanas:	Thank you.

Operator:	Your next question comes from Jim Ackor of RBC Capital Markets.

Gerard Cassidy:	Hi John. This is Gerard Cassidy. How are you?

John Kanas:	Good morning, Gerard. How are things in Maine?

Gerard Cassidy:	Cold today but other than that pretty well, thanks. A question for you. On GreenPoint’s consensus number that you used in your analysis, I think it was about $4.19, what percentage of those earnings come from the mortgage company?

John Kanas:	About 20%

Gerard Cassidy:	Okay. The outlook for the mortgage company – obviously you just said it’s not for sale so you’re going to be keeping it. What’s your view on how that business is going to grow under your ownership?

John Kanas:	Gerard, that business – most people think of mortgages as a commodity business. Everybody has a different idea as to how far down mortgage volumes will come over the next couple of years. I’ve already said that we’ve modeled a 30% decline in the first year.

I will tell you however, that because of the nature of GreenPoint’s mortgages, that historically their declines don’t tend to follow the industry. They tend to decline less.

However, we think that, you know, the main story here, Gerard is that the mortgage company is going to follow the economy. It is a relatively commodity-driven business. And the banks will grow around it.

Gerard Cassidy:	Okay. In the 30% decline that you’re factoring in on the mortgage business, what type of long-term interest rate or interest rate assumptions are you guys using to impact that number?

John Kanas:	The same that we’ve always used at North Fork, which is generally long-term interest rates creeping up very, very gradually over the course of this year. And long-term rates accelerating, followed by I think, a rise in short-term rates after the presidential elections and on into ‘05.

Gerard Cassidy:	Thank you.

Operator:	Your next question comes from Matt Byrnes of Sunova Capital.

Matt Byrnes:	Hi. First of all, John and Tom, congratulations. I thought it was a great deal and good for both sets of shareholders, which I think in the long run we’re all better off.

So just congratulations in doing the market segment, that approach, with the two banks. Our boss has been doing it for years very successfully and if anybody can do it in the U.S. you guys can.

But I just had one question. I don’t know if you can mention it or not. You’ve talked about the mortgage business in the past. And at points in time you haven’t liked it as much.

Why GreenPoint versus Staten Island? Was it – is it valuation management? Business model? What is it that made you like one versus the other?

John Kanas:	Did Dan Healy ask you to ask that question or what?

Matt Byrnes:	No, but I’m very curious.

John Kanas:	That’s an easy one. Listen, there are mortgage companies and there are mortgage companies. We made a fairly public statement or we made it fairly publicly known that we did not proceed to bid on Staten Island because of the mortgage company.

It wasn’t because of the mortgage business. It wasn’t because we were afraid of its size, which was also in the process of decline. It is frankly - what we’re buying here in this mortgage company is a superior management team. In our view, this mortgage company is run better than most.

And it’s a business that yes, it’s still mortgage banking and yes, it carries with it all of the things that mortgage banking carries with it but it’s run by what I believe are some of the best managers in the country. They’re right up there with Countrywide and others who I respect in the business.

So that’s an easy one. It’s like any other business, Matt. You’re really buying people who manage the business. You buy people who know what they’re doing in the business and know how to tolerate and measure risk. And these people do.

Matt Byrnes:	Thank you and congratulations again.

John Kanas:	Thanks.

Operator:	Your next question comes from Chris Schouinard of Morgan Stanley.

John Kanas:	Hi Chris.

Chris Schouinard:	Hi. Good morning. I was wondering if you could talk about, you know, credit underwriting and how — you know, it seems like the company will be bifurcated.

You know, how you’re going to have communication across the lines and, you know, how you guys will handle, you know, increased level of consumer underwriting.

John Kanas:	Understanding that a lot of the consolidation takes place at the highest points of areas like credit and lending, there will be one credit officer for both banks. There will be one senior lending officer for both banks.

However, each bank will continue to provide the products that they have in the past. Their credit underwriting procedures, in GreenPoint specifically, are excellent.

Their charge off procedures are – I mean I must tell you that I first went into this thing and you know that North Fork doesn’t like non-performers. So our first – out of the box we said, “Well let’s take those” – they’ve got 250 million or so. I guess less than that if you take off what’s held – the non-performance held for sale — a hundred and some million.

And we said, “Let’s sell them. Get rid of them, take a discount and get them off the books.” Well when we went in and looked at the experience that their people have had in managing these non-performing assets - first off all, their charge offs are almost nothing.

And secondly, it’s a highly performing asset on the books at GreenPoint. They do pretty well over time. So we’re not going to tamper with the way that they manage credit. They’ve come through interesting cycles very, very well.

We’re going to oversee it. And it’s going to be reported in just like it is today because – on the North Fork side. But we’re not going to tamper with it.

Chris Schouinard:	Great. Thanks.

Operator:	Your next question comes from Adam Barkstrom of Legg Mason.

John Kanas:	Good morning, Adam. Adam, you there? I was going to ask him how it is in Baltimore.

Operator:	One moment, sir.

John Kanas:	Yeah.

Operator:	Your next question comes from James Bernstein of Newsday.

John Kanas:	Come on, Jim. You asked all your questions yesterday.

James Bernstein:	I’ve got so many more, though. You know that. I just want to ask one thing, John. If I understood you correctly, it will be approximately 15 branches that will close in the whole spectrum of things. Is that correct?

And if that’s correct, have you identified where they are?

John Kanas:	No. But I will tell you that this is – Jim is a financial writer for Newsday. And the Long Island – from a Long Island perspective, you know, I think the furthest east branch of a GreenPoint branch is where? Rocky Point.

So I mean there are no opportunities to consolidate anywhere from Rocky Point east.

James Bernstein:	Right.

John Kanas:	So the east end of Long Island is not where this action will be. And although we could tell you where each one of them is because we’ve done all this work, I would say it’s fair to say that it’s mostly in the boroughs.

James Bernstein:	May I ask one other thing? The model you talk about, John, a bank within a bank, building some, you know, North Fork banks into GreenPoint or vice versa, do you know of any bank where that’s done currently? Or any two banks where that’s done currently?

John Kanas:	No.

James Bernstein:	Okay. Thank you very much.

John Kanas:	But it’s permitted under state law.

James Bernstein:	Okay.

Operator:	Your next question comes from Drew Figdor of Tiedemann.

Andrew Guinness:	Yeah, it’s actually Andrew Guinness. Firstly on the mortgage business, are there any specific conditions relating to performance of the mortgage business prior to close or carve out from the material adverse change clause?

And secondly, could run through the process? As you said earlier, you hoped to complete it in the third quarter but you’re being conservative for the fourth quarter. What approvals do you need? And do you think you’ll have to make any divestitures?

John Kanas:	Let me give you the Bill Clinton answer. Can I take the second question first, please?

Andrew Guinness:	Yes. No problem.

John Kanas:	We have to get stockholders in both groups and all the regulators on both sides. No – I guess that was the second question. Third question was do we expect to have to do any divestitures? No.

And the first question was, are there any particular carve-outs or anything unusual about the material adverse change clause relating to the mortgage company? No, just what you would expect to see in a standard document.

Andrew Guinness:	Okay. Thank you.

John Kanas:	Everybody’s busy buying the stock.

Operator:	I’m sorry. Your next question comes from Adam Barkstrom of Legg Mason.

Adam Barkstrom:	Good morning. Can you hear me now?

John Kanas:	We finally got you. How are things in Baltimore?

Adam Barkstrom:	Cold. Sorry about that. I don’t know what happened. Hey, looking at the balance sheet, John, just kind of looking down both sides, especially on the liability side, there’s a pretty big difference in the deposit and borrowing mix of North Fork versus GreenPoint.

And I was just curious, looking out, you know, are we going to see any type of borrowings, restructure or any changes in that? Or is that going to be more of a gradual – hopefully a gradual bleed down of the borrowings replaced by deposit growth? What are your thoughts on that front?

John Kanas:	That’s a little bit tricky, Adam. And I’m glad you asked that because if you look, GreenPoint’s got what, 8 billion in borrowings I think on the balance sheet?

Adam Barkstrom:	Right.

John Kanas:	About $5 billion of that $8 billion supports the – held for sale portfolio mortgages. So it’s not leveraged like you and I would call wholesale leverage.

Adam Barkstrom:	Right.

John Kanas:	Also leverage on GreenPoint’s balance sheet is a little under three. So the answer to that is similar to the answers I’ve given on another question that it’s going to depend on the volumes in mortgages in the held for sale portfolio that – so the borrowing’s there mostly support the held for sale portfolio.

And yes, you can – I mean you certainly expect, and we said that earlier, no wholesale leverage is going to be put on top of this thing. We certainly don’t need it to drive any further earnings accretion.

Adam Barkstrom:	In the article in the Wall Street Journal this morning, it mentioned that Capital One was potentially another bidder. Could you – any comment on that?

John Kanas:	No.

Adam Barkstrom:	Fair enough. Thanks.

Operator:	Your next question comes from Matthew Lindenbaum of Basswood Partners.

Matthew Lindenbaum:	Hi. Thanks for taking the question. I just had some boring detail questions.

John Kanas:	Sounds like Dan Healy to me.

Matthew Lindenbaum:	Why – can you – well I guess – let me ask two questions, if I might. One is, given what you were saying earlier about how GreenPoint never got appropriate credit for what they were doing, how do you explain – I mean obviously it’s good for North Fork.

But how do you explain the low – apparently low price that GreenPoint got in light of how wonderful their franchise was?

John Kanas:	You know, having just paid $6.3 billion it’s a little hard for me to think of that as a low price but

Matthew Lindenbaum:	I mean in terms of multiples. I mean you would – you’d have to recognize that what they’re getting as a multiple seems lower than a lot of other kinds of institutions have gotten in the past. I’m just curious why. What do you think would explain that?

John Kanas:	I think the answer to that is embedded within the GreenPoint operating model. What many analysts who didn’t like the GreenPoint operating model didn’t like it for was that the mortgage banking component was outside. It was too big.

And it kept the company’s general PE low. It was in fact, I think mortgage banking on that balance sheet – was 60%, Jeff, in 02 ‘03? Sixty percent of their earnings came from mortgage banking. So it isn’t that the mortgage bank was too big. It is that the balance sheet that it was on was too small.

And so people tended to weight this a little bit like a bank and a little bit like a mortgage company.

Matthew Lindenbaum:	Right.

John Kanas:	That is cured by this transaction.

Matthew Lindenbaum:	Then – now on a detail question, can you just give me some – I had two questions on the pro forma. One, what exactly are tax efficiencies; and two, if you can give us the detail behind the purchase accounting of 36.2 million?

John Kanas:	Dan, are you – got a mic on? He did most of that work.

Dan Healy:	Am I on? Can you hear me?

John Kanas:	Yeah.

Dan Healy:	Yeah. Well, you know, our effective tax rate – our run rate today is 33.7. And it’s caused by a number of effective strategies we’ve done on the state level.

After reviewing the combined companies we do believe we can reduce the overall effective tax rate of GreenPoint, which is around 37, 38, to our 34%. And that’s the reason for the line in the pro forma there on the earnings on tax efficiency.

And what was the other question?

Matthew Lindenbaum:	Purchase accounting. In my quick calculations I’m getting 10 or 11 for the deposit premium. So where’s the other 25 million coming from?

Dan Healy:	We’ve got – you’ve got four or five moving parts. You’ve got the market to market on the assets and liabilities, namely the loans. You’ve got the . . .

Matthew Lindenbaum:	That’s a positive mark? That’s going to have an amortization expense that you’re adding back?

Dan Healy:	The loans were negative mark. The borrowings were a positive mark. Net-net overall was a positive and that’s what created that pick up in that year.

Matthew Lindenbaum:	Oh so the overall net positive mark means you’re going to have an amortization expense going forward?

Dan Healy:	No. The positive – yes. On the positive mark on the assets, the negative mark – the discount on the borrowings creates a positive for us on a go-forward basis. I could take you through all that in detail offline.

Matthew Lindenbaum:	Okay. Thank you.

John Kanas:	I might add here that we expect to be on the road. Obviously this is a deal that’s of size and very exciting to us and a lot of other people. We expect to be on the road a lot in the next month.

We will sit with any one of you and share the work papers with all the work that we’ve done to detail on questions like this one on one, ten on one, any way you’d like to do it. And we’ve cleared the schedules here for the next few weeks.

With the exception of my daughter’s wedding in a couple days, we’ll be out there working.

More questions?

Operator:	Your next question comes from Brad Ball of Prudential.

Brad Ball:	Thanks. John, could you talk about whether this deal impacts your de novo branch strategy in Manhattan? And also separately, how much of the 100 million of cost saves are coming out of the mortgage bank, if any?

John Kanas:	We’re about done in Manhattan with 30 branches. However, there are a couple of the GreenPoint branches that we think should – will do better as commercial bank branches that are probably in Manhattan. So there – we may be adding a couple of branches as a result of that business strategy.

And the answer to the second one is zero.

Brad Ball:	Just to follow-up on the branch question, are you then satisfied with the 340, 350 branches that you’ve got in metro New York/New Jersey? Or will you look to, over the next three to five years, continue to add de novo branches?

John Kanas:	We’ve got – I think we’re going to – if we can get them all done we’re planning to build 10 to 15 of them this year. We are absolutely going ahead with those. Those are fill-ins to the extent that actually none of them fell near a GreenPoint branch. So those all will continue.

And GreenPoint had some plans as well and we’re in the process of looking at them together and make that determination later.

Brad Ball:	Okay. And just finally in the mortgage bank, do you have any specific plans for the servicing business? Will you grow the servicing business faster than GreenPoint did or keep it relatively small?

John Kanas:	No. We have no plans to change that business model at all.

Brad Ball:	Okay. Thanks a lot.

Operator:	Your next question comes from Karen Forbes of Sandler O’Neill Asset Management.

Terry Maltese:	Hi guys. It’s actually Terry Maltese. Great deal. Congratulations. I’m sorry, just to follow-up on Brad’s question, on the cost saves for the mortgage company, did you say zero?

John Kanas:	Zero.

Terry Maltese:	Could you elaborate on that? I would think since you’re assuming originations are going to be down a fair amount that there would have been

John Kanas:	Terry, they’re laughing at your question in here. Come on. The answer is that we have made the assumptions there are no cost saves. Okay? Will there be some cost saves? It’s a function of what happens in the economy. It’s a commodity product.

We could’ve very easily said to you that we think there’s 20 or 30 or $40 million worth of cost saves in the mortgage company and probably supported it. We have chosen not to do that.

Terry Maltese:	Okay. That’s the number I was looking for. Thank you.

Operator:	There are no further questions at this time. Sir, are there any closing remarks?

John Kanas:	Yeah. You never did ask any of the detail questions on the cost saves. Let me tell you how I view this transaction. Okay? And it’s sort of the – and you know how careful we are. You know how measured we’ve been. You know how sensitive we are to our reputation. It’s what got us where we are today.

So we always sit down and look at these transactions in the last 48 hours and say, “What’s the doomsday scenario? How bad could it get? How much of a mistake could we be making if we’re nuts, we think this isn’t going to work, if we’re totally incompetent?”

Think of it this way when you leave. I think the growth rate assumptions on both ends are clearly supported by the historic performance of both institutions. They’re not higher than they’ve gotten in the past. They’re not lower than they’ve gotten in the past.

We think that’s easily supportable, probably conservative. It takes you to the cost saves — and if mortgage volumes are down 30% it takes you to the cost saves.

In ’05 if we are completely incompetent and we miss every dollar of the cost saves except the ESOP, which is 25 million after taxes, the deal is 20 cents accretive on a GAAP basis. So that’s the doomsday scenario from our point of view.

Is it possible to miss all of those? We’ve done better on the cost save line on every transaction we’ve ever done since 1987. To say we go into this – say we go into this with a great deal of confidence is the understatement of the day.

I have no other comments. Any other questions in the room? You’ve been great. I enjoyed answering your questions. We will see you on the road in the next couple of months. Thank you very much.

END